SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Point.360

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730507 100

(CUSIP Number)

Brook Taube

Medley LLC

375 Park Ave., Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

Michael J. Mano

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730507 100

1.	Names of Reporting Persons Medley Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 830,996 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 830,996 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,996 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 479,283 shares of Common Stock and 351,713 shares of Common Stock underlying warrants (“Warrant Shares”).

CUSIP No. 730507 100

1.	Names of Reporting Persons Medley Opportunity Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,765,867 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,765,867 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,765,867 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.2%

14.	Type of Reporting Person (See Instructions) PN

(1)  Includes 1,018,476 shares of Common Stock and 747,391 shares of Common Stock underlying warrants (“Warrant Shares”).

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 20, 2015 (the “Schedule 13D”) and amended on November 17, 2015 (“Amendment No. 1”), relating to the common stock, no par value per share (“Common Stock”), of Point.360, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 Media Center Drive, Los Angeles, CA 90065.

This Amendment No. 2 is being filed by Medley Capital Corporation, a Delaware corporation (“MCC”), and Medley Opportunity Fund II, LP, a Delaware limited partnership (“MOF II,” and together with MCC, the “Medley Entities”).

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D or Amendment No. 1. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as set forth herein:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

As reported on the Issuer’s Form 8-K filed April 5, 2016, on March 31, 2016, MCC’s designated appointees to the Issuer’s Board of Directors, James Frank and James Feeley III, resigned from the Board effective March 31, 2016. Under the terms of the Sale Agreement, so long as the Medley Entities (together with their affiliate transferees) beneficially own in the aggregate 90% or more of the shares of Common Stock acquired by them pursuant to the Sale Agreement, MCC will continue to have the option to exercise the Board Representation Right. MCC does not currently intend to designate replacement appointees to the Issuer’s Board of Directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY OPPORTUNITY FUND II LP

By:	MOF II Management LLC,
its attorney-in-fact

	By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

Date: April 6, 2016